EXHIBIT 99.1

Nasdaq confirms Evaxion is fully compliant, withdraws delisting determination

  Evaxion will remain listed on Nasdaq after successfully evidencing compliance with the Nasdaq minimum stockholders’ equity requirement
  Evaxion has restored its equity above the minimum requirement through capital market activities
  Evaxion’s cash runway now extends to mid-2026
  The conversion of Evaxion’s EIB loan to equity is still expected to be completed in Q1 2025, which is anticipated to further boost equity

COPENHAGEN, Denmark, February 14, 2025 - Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, has received confirmation from the Nasdaq Stock Market LLC (“Nasdaq”) that it has re-established compliance with Nasdaq’s minimum stockholders’ equity requirement. Nasdaq has withdrawn its determination to delist Evaxion, and the company will remain listed as fully compliant with Nasdaq’s rules.

“We are very pleased to have received formal confirmation that we are again fully compliant with Nasdaq’s rules and will remain listed as we always planned for. We thank Nasdaq for a constructive dialogue on the matter. Having significantly strengthened our equity and cash position, full focus is now on executing upon our strategy and pursuing our 2025 milestones”, says Christian Kanstrup, CEO of Evaxion.

On January 28, 2025, Evaxion was given until May 12, 2025, to formally evidence compliance with Nasdaq listing rule 5550(b)(1) requiring stockholders’ equity of at least $2.5 million. The company has already successfully executed its plan to restore its equity and has re-established compliance.

In line with the applicable Nasdaq rules in such circumstances, the notice also indicated that Nasdaq had imposed a “Mandatory Panel Monitor,” as that term is defined in Nasdaq Listing Rule 5815(d)(4)(B), for a period of one year from the date of the compliance determination, pursuant to which in the event Evaxion fails to timely satisfy the minimum stockholders’ equity requirement during the one-year monitor period, Evaxion will not have the opportunity to provide a compliance plan for Nasdaq Staff’s review; rather, Nasdaq would instead issue a delist determination pursuant to which Evaxion could request a hearing and stay of the delist determination pending another hearing before the Panel.

On January 31, 2025, Evaxion completed a $10.8 million public offering. In the weeks before, exercise of prefunded warrants and sales of American Depositary Shares through Evaxion’s ATM facility had also bolstered the company’s equity by approximately $7.6 million. In total, these capital market activities provided a net total of approximately $17 million in cash and equity, extending Evaxion’s cash runway to mid-2026.

Evaxion remains in discussions with the European Investment Bank (EIB) about the conversion of €3.5 million out of Evaxion’s €7 million loan with EIB, which is expected to increase Evaxion’s equity by $3.7 million (€3.5 million) immediately upon completion. An agreement between Evaxion and EIB would be subject to certain conditions and is still expected to be finalized and implemented in the first quarter of 2025.

Contact information
Evaxion Biotech A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About EVAXION
Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.